

Mail Stop 4631

May 12, 2010

<u>Via U.S. mail and facsimile</u>

Ms. Susan K. Carter
Chief Financial Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

> RE: Form 10-K for the year ended December 31, 2009
>   Form 10-Q for the period ended March 31, 2010
>   File No. 1-33146

Dear Ms. Carter:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Notes to the Financial Statements

Note 10. United States Government Contract Work, page 81

Award Fees, page 81

2. On February 19, 2010, you were notified by the AFDO that a determination had been made regarding your performance for the period January 1, 2008 to April 30, 2008 in Iraq. The notice stated that based on information received from various Department of Defense individuals and organizations after the date of the evaluation board in June 2008, the AFDO made a unilateral decision to grant no award fees for the period from January 1, 2008 to April 30, 2008. As a result of the AFDO's adverse determination, you reversed approximately $20 million of award fees that had previously been estimated as earned and recognized as revenue for that period of performance. In addition, you reversed the remaining balance of accrued award fees of approximately $112 million that had previously been estimated as earned and recognized as revenue during the period from May 1, 2008 through December 31, 2009. In light of the adverse determination which led to the reversal of $132 million of award fees, representing 25% of your pre-tax income for the year ended December 31, 2009, please address the following:

   • Please tell us when you first became aware of any potential adverse issues with your performance under the LogCAP III contract (other than the routine understanding that awards are generally subject to review). If any specific concern existed prior to February 2010, please provide us with a timeline of the circumstances that caused such concerns. Please also address your consideration of these concerns in determining the appropriate accounting for the corresponding award fees in that period; and

   • Please consider disclosing the amount of award fees related to other contracts at the end of each period which are at risk of also being reversed in the future.

3. You state that for service-only contracts and service elements of multiple deliverable arrangements entered into subsequent to June 30, 2003, award fees are recognized only when definitized and awarded by the customer. The LogCAP IV contract is an example of a contract in which award fees would be recognized only when definitized and awarded by the customer. Award fees on government construction contracts are recognized during the term of the contract based on your estimate of the amount of fees to be awarded. Please help us better understand your accounting policy related to award fees revenue by addressing the following:

   • Please help us understand why you account for award fees differently for service-only contracts and service elements of multiple deliverable arrangements compared to government construction contracts;

- Award fees related to the LogCAP IV contract will be recognized only when definitized and awarded by the customer. It appears that this is different than the accounting policy which was used for the LogCAP III contracts. If so, please help us understand the differences; and
- Please help us understand if and how your accounting policy for award fees was impacted by the AFDO's adverse determination in February 2010, including your consideration of whether you are still able to reasonably estimate the amount of award fees for which ultimate realization is reasonably assured. Refer to ASC 912-605-25.

DCAA Audit Issues, page 82

4. Your revenue recorded for government contract work is reduced for your estimate of potentially refundable costs related to issues that may be categorized as disputed or unallowable as a result of cost overruns or the audit process. Please expand your disclosures here or in your critical accounting policies section to further explain how you determine when to record a reduction to revenue related to disputed or unallowable costs, including the factors you consider in determining the appropriate timing. Please address what consideration is given as to whether additional revenue should be recorded under any contracts for which you have disputed or unallowable costs for which revenue has been reduced. Please also address your consideration of ASC 605-35-25.

Security, page 82

5. At this time, you believe that the likelihood that a loss related to this matter has been incurred is remote. You have not adjusted your revenues or accrued any amounts related to this matter. Please help us understand what consideration was given to ASC 605-35-25 in determining that revenues should not be adjusted in light of the Form 1 notices received, the payments withheld from you, the denial of your claim to recover the original $20 million withheld, and the investigation by the Department of Justice. Please disclose why only $42 million of the $103 million of the Form 1 notices as of December 31, 2009 was withheld as well as any amounts you have withheld from your subcontractors.

Containers, page 83

6. You filed a counterclaim against First Kuwaiti Trading Company to recover amounts which may ultimately be determined to be due to the Government for the $51 million in suspended costs. Please tell us the amount accrued related to this matter and clarify whether it was recorded as an adjustment to revenue. Refer to ASC 450-20-50-1. If the amount accrued is less than the $51 million in suspended costs, please help us understand how you arrived at the appropriate accrual amount. Please also

help us understand why the total of the counterclaim amount of $51 million is greater than the $30 million suspended under Form 1 notices.

<u>Dining Facilities, page 83</u>

7. Please tell us the amount accrued related to this matter and clarify whether it was recorded as an adjustment to revenue. Refer to ASC 450-20-50-1. You believe that it is reasonably possible that you could incur losses in excess of the amount accrued for possible subcontractor costs billed to the customer that were possibly not in accordance with contract terms. However you are unable to estimate an amount of possible loss or range of possible loss in excess of the amount accrued. Please help us better understand why you would not be able to estimate the possible loss or range of loss given the Form 1 notices that you have received, the additional documentation you have provided, and the length of time that has passed. Please disclose why only $57 million of the $120 million of the Form 1 notices as of December 31, 2009 is being withheld.

8. Your disclosures indicate that the majority of the unapproved claims at December 31, 2009 are as a result of the de-obligation of 2004 funding on certain task orders that were subject to Form 1 notices relating to certain DCAA audit issues, which primarily relate to the Dining Facilities matter. In light of the Form 1 notices and that you believe it is reasonably possible that you could incur losses in excess of the amounts accrued for possible subcontractor costs billed to the customer, please help us better understand how you were able to determine that these unapproved claims were probable of collection.

<u>Transportation Costs, page 84</u>

9. Please consider disclosing the amount of total exposure or potential loss related to this matter, if possible. Please also disclose the amount accrued related to this matter. Refer to ASC 450-20-50-1.

<u>Construction Services, page 84</u>

10. Considering that you have received a Form 1 notice from DCAA, tell us why you believe that it is not at least reasonably possible that a loss may occur related to this contract.

<u>Investigations, Qui Tams and Litigation, page 84</u>

11. You provide fact sheets regarding different matters which are available on your website at http://www.kbr.com/Newsroom/Fact-Sheets/. In this regard, please address the following:

- Please help us better understand how the matters referred to in the fact sheet related to the electrocution deaths in Iraq relate to the two separate electrical incidents which you disclose on page 85. It does not appear that the matters referred to in the fact sheet are related to the two matters disclosed. Please advise. If there are claims or litigation related to the additional incidents discussed in the fact sheets, please tell us what consideration you gave to providing disclosures related to these matters as well; and
- You provide a fact sheet for discrepancies regarding the Jones allegations. Please tell us what consideration you gave to providing disclosures regarding this matter.

Electrocution Litigation and Burn Pit Litigation, page 85

12. Please consider disclosing the total amount of the exposure or potential loss related to each of these matters, if possible, or that a range cannot be estimated.

Note 11. Other Commitments and Contingencies

Foreign Corrupt Practices Act Investigations and Barracuda-Caratinga Project Arbitration, page 86

13. Due to the indemnity from Halliburton, you believe any outcome of the matter with the U.K. Serious Fraud Office and the Barracuda-Caratinga Project Arbitration will not have a material adverse impact to your operating results or financial position. On page 35 you disclose that if you take control over the investigation, defense and/or settlement of any remaining corruption allegations, refuse a settlement negotiated by Halliburton, enter into a settlement without Halliburton's consent, materially breach your obligation to cooperate with respect to Halliburton's investigation, defense and/or settlement or materially breach your obligation to consistently implement and maintain, for five years following your separation from Halliburton, currently adopted business practices and standards relating to the use of foreign agents, Halliburton may terminate the indemnity, which could have a material adverse effect on your financial condition, results of operations, and cash flow. In light of the above, please address the following:
- Please clearly disclose any uncertainties related to the indemnity arrangement, material limitations of your ability to recover amounts under the indemnity arrangement, or the likelihood that the claims may be contested. For example, if there are any recent events or developments which may result in the termination of the indemnity, you should provide comprehensive disclosures;
- On page 49, you state that you may take or fail to take actions that could result in your indemnification from Halliburton no longer being available with respect to certain other foreign governmental investigations of the project in Nigeria or with respect to matters relating to the Barracuda-Caratinga project as Halliburton's indemnities do not apply to all potential losses. Please clearly state which potential losses are not covered by the indemnity from Halliburton; and

- To the extent that you have determined that the amount of contingent losses related to these matters could be material if you are unable to recover the amounts through the indemnity from Halliburton, please consider disclosing the estimate of the loss or range of loss.

14. You believe that it is probable that you have incurred some liability in connection with the replacement of bolts that have failed to date but at this time cannot determine the amount of that liability as noted above. For the remaining bolts at dispute in the bolt arbitration with Petrobras, at this time you cannot determine that you have incurred a liability nor determine the amount of any such liability. As a result, no amounts have been accrued. Please clarify in your disclosures whether the liability in connection with the replacement of the bolts that have failed to date would be covered under the indemnity from Halliburton. In a similar manner, please clarify in your disclosure whether the remaining bolts at dispute would also be covered under the indemnity from Halliburton. It should be clear which potential costs and liabilities would and would not be covered by the indemnity.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

General

15. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant